Exhibit 99.89

CONSENT OF COEUR D’ALENE MINES CORP.

In connection with (1) the technical report entitled “Palmarejo Project, SW Chihuahua State, Mexico Technical Report” dated January 1, 2011 (the “Palmarejo Report”) and (2) the annual information form of the Corporation, dated as of March 24, 2011, (the “AIF”), which includes reference to the undersigned in connection with information relating to the Palmarejo Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the Palmarejo Report that the AIF included or incorporated by reference and is contained within in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

COEUR D’ALENE MINES CORP.

/s/ K. Leon Hardy
By:	K. Leon Hardy
Title:	Sr V.P. Operations

Date: July 26, 2011